Exhibit 34.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Fifth Third Bank

We have examined management’s assertion, included in the accompanying Certification Regarding Compliance with Applicable Servicing Criteria (Exhibit 33.1), that Fifth Third Bank (the “Ohio Bank”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the public asset-backed securities transactions for which the Ohio Bank acted as servicer involving retail auto loans other than transactions consummated prior to the effectiveness of Regulation AB platform (the “Platform”) as of December 31, 2008 and for the period March 31, 2008 through December 31, 2008, excluding criteria set forth in Sections 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(ii) through 1122(d)(2)(vii), 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(ix) through 1122(d)(4)(xiii), and 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Ohio Bank (excluding these criteria, “Applicable Servicing Criteria”) with respect to the Platform. Management is responsible for the Ohio Bank’s compliance with the Applicable Servicing Criteria. Our responsibility is to express an opinion on management’s assertion about the Ohio Bank’s compliance with the Applicable Servicing Criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Ohio Bank’s compliance with the Applicable Servicing Criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the Applicable Servicing Criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Ohio Bank during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Ohio Bank during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Ohio Bank’s compliance with the Applicable Servicing Criteria.

In our opinion, management’s assertion that the Ohio Bank complied with the aforementioned Applicable Servicing Criteria as of December 31, 2008 and for the period March 31, 2008 through December 31, 2008 for the public asset-backed securities transactions for which the Ohio Bank acted as servicer involving retail auto loans other than transactions consummated prior to the effectiveness of Regulation AB platform is fairly stated, in all material respects.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

March 30, 2009